Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

Terrance James Reilly D 215.981.4689 terrance.reilly@troutman.com

June 10, 2021

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: BFS Equity Fund

1933 Act Registration No. 333-151672

1940 Act Registration No. 811-22208

Ladies and Gentlemen:

On May 25, 2021, Valued Advisers Trust (the “Trust”) filed with the U. S. Securities and Exchange Commission a preliminary copy of the Notice of Meeting, Proxy Statement and Proxy Card to be furnished to shareholders of the BFS Equity Fund (the “Fund”), a series portfolio of the Trust, in connection with a Special Meeting of Shareholders of the Fund to be held on July 8, 2021 (the “Special Meeting”). The preliminary proxy materials were filed pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.

At the Special Meeting, shareholders of the Fund will be asked to approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Bradley, Foster & Sargent, Inc. (“BFS”).

On June 2, 2021 and June 9, 2021, the Trust received verbal comments on the preliminary proxy materials in telephone calls from Samantha Brutlag of the Staff of the Division of Investment Management. The Staff’s comments are in italics with the Trust’s responses below each comment.

1.	On page 2 of the proxy statement, in the second paragraph under “Background,” the Staff asked about the sentence that reads:

“Tim Foster resigned from the Board of BFS coincident with the sale of his equity interest back to BFS, as of March 31, 2020.”

The Staff asked what was the percentage of Mr. Foster’s equity ownership interest that was transferred? They further asked if Mr. Foster’s sale of his equity ownership interest constituted a change in control or served as an assignment?

U.S. Securities and Exchange Commission June 10, 2021 Page 2

Mr. Foster’s sale of his equity ownership interest in BFS did not constitute a change in control nor did it serve as an assignment. Mr. Foster’s percentage of equity ownership interest was 20.24%.

2.	On page 3 of the proxy statement, with respect to the expense limitation agreement, the Staff asked if after the transaction occurs, will BFS still be eligible to recoup any previously waived fees and expense? If so, the Staff asked if the Board considered and approved this recoupment? The Staff added that if BFS may recoup, this fact must be disclosed in the proxy statement.

After the transaction occurs, BFS will still be eligible to recoup any previously waived fees and expenses. The Board considered and approved this eligibity to recoup previously waived fees and expenses at its Special Board Meeting held on April 28, 2021. At the Special Board Meeting, the Board determined:

“WHEREAS, pursuant to the terms of its expense limitation arrangements now, and previously in place, BFS has the ability to seek recoupment of fees previously waived and/or reimbursed to the Fund in connection with its management of the Fund; and

WHEREAS, the Board has considered such information as provided by BFS and Ultimus and has determined that it is in the best interest of shareholders to approve and authorize, subject to approval of the Transaction by a vote of the shareholders of the Fund, BFS to seek reimbursement from the Fund following the Transaction of fees waived for, and expenses reimbursed to the Fund prior to the Transaction; it is therefore,

RESOLVED, that, subject to approval of the Transaction, and not a separate approval vote by shareholders regarding recoupment, BFS is permitted to seek reimbursement from the Fund following the Transaction of fees waived for, and expenses reimbursed to, the Fund prior to the Transaction based on the Board’s reasonable business judgement that such reimbursement would be fair and equitable and in the best interest of shareholders of the Fund.”

Disclosure concerning BFS’ ability to recoup any previously waived fees and expenses will be added to the proxy statement.

3.	The Staff stated that if BFS will be eligible to recoup any previously waived fees, they may have some additional comments for the Trust.

On June 9, 2021, the Staff provided one additional comment via telephone. The Staff requested that the Trust clarify the resolution contained in Comment No. 2 above to make it clear that the shareholders of the Fund were voting only on the Transaction, and not separately on the expense limitation agreement and recoupment provision.

The change the Staff requested will be made. Shareholders will be voting only on the Transaction and not separately voting on the expense limitation agreement or the recoupment provision.

U.S. Securities and Exchange Commission June 10, 2021 Page 3

The resolution now reads:

“RESOLVED, that, subject to approval of the Transaction, and not a separate approval vote by shareholders regarding recoupment, BFS is permitted to seek reimbursement from the Fund following the Transaction of fees waived for, and expenses reimbursed to, the Fund prior to the Transaction based on the Board’s reasonable business judgement that such reimbursement would be fair and equitable and in the best interest of shareholders of the Fund.”

4.	The Staff requested that the registrant bold all references to Appendix A.

The change the Staff requested will be made.

5.	The Staff requested that the Trust confirm in writing that the Trust has disclosed all of the information required by Item 22(c) of Schedule 14A under the proxy rules.

The Trust has reviewed its disclosure as well as the requirements of Item 22(c) of Schedule 14A. Based on that review, the Trust has added disclosure to comply with Item 22(c)(4) of Schedule 14A concerning ownership of 10% or more of the voting securities of the investment adviser. Such disclosure reads:

“The table below shows the ownership of BFS by its personnel both prior to and post Transaction:

Shareholder	Existing Ownership Percentage	Post-Transaction Ownership Percentage
R. Bradley	34.7%	17.3%
J. Marsted	19.3%	8.3%
K. LaRose	12.4%	16.2%
T. Sargent	9.3%	21.6%
S. Willcox	5.1%	5.2%
C. Burns	3.8%	11.7%
G. Miller	3.8%	9.2%
All Others	11.6%	10.3%
	100.0%	100.0%

Including this additional information, the Trust hereby confirms to the Staff that the Trust has disclosed all of the information required by Item 22(c) of Schedule 14A.

U.S. Securities and Exchange Commission June 10, 2021 Page 4
6.	On page 7 of the proxy statement, under the Board’s considerations in approving the new investment advisory agreement, the Staff asked if the Board considered hiring any other investment adviser besides BFS? If so, the Staff requested that the Trust please disclose that Board consideration and why the Board decided against hiring another investment adviser. If the Board did not consider hiring any other investment adviser besides BFS, disclose why not?

The Board did not consider the hiring of any other investment adviser besides BFS. A change in investment adviser was not deemed necessary. The Board was reacting to an internal transaction within its existing investment adviser, BFS, that was deemed to be a “change of control,” which in return resulted in an assignment of the Fund’s existing investment advisory agreement. Under the Investment Company Act of 1940, such an assignment automatically terminated the existing investment advisory agreement.

The intention here was to continue the Fund’s operations without interruption. After the transaction, the Fund will continue operations as before, BFS will continue as the investment adviser, and none of the other service providers will change, other than in the normal course of operation of the Fund.

The Fund is a portfolio of a series trust. BFS was instrumental in organizing and sponsoring this Fund. The way series trusts are organized and marketed, it is assumed that many shareholders specifically wished to invest money with this investment advisory firm, BFS. If the investment adviser were to be changed it would likely be inconsistent with the interests of shareholders and would potentially subject the fund to large redemptions as a result.

If you have any questions or comments, please do not hesitate to contact me directly at (215) 981-4689.

Very truly yours,

/s/ TERRANCE JAMES REILLY

Terrance James Reilly

cc: Adam Kornegay, President of Valued Advisers Trust

Carol Highsmith, Secretary of Valued Advisers Trust

John M. Ford, Esq.

Samantha Brutlag, Staff of the Division of Investment Management

Enclosures